FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 6, 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Appendix 5

Third quarter 2009 results

Revisions

Appendix 5 - Revisions

Revision to net interest income
Certain income reported in other operating income in the interim results for the half year ended 30 June has been reclassified to net interest income. This reclassification does not affect total income, results of operation or profit before tax.

The effect of the reclassification on the income statement for the quarter ended 30 June 2009 is as follows:

	Previously reported	Adjustment	Revised
	£m	£m	£m

Net interest income	3,117	205	3,322

Non-interest income (excluding insurance net premium income)	1,703	(205)	1,498

Net interest margin - quarter ended 30 June 2009	1.60%	0.10%	1.70%

Net interest margin - half year ended 30 June 2009	1.69%	0.05%	1.74%

Appendix 5 - Revisions

Divisional revisions
Divisional results have been revised to reflect the finalisation of transfers to Non-Core and between divisions.  These changes do not affect the Group's results.

	Quarter ended 31 March 2009			Quarter ended 30 June 2009
	Previously reported

Adjustment

Revised

				Previously reported

Adjustment

Revised

UK Retail	£m	£m	£m	£m	£m	£m

Net interest income	807	(10)	797	877	(9)	868
Direct expenses
- other	(118)	3	(115)	(103)	1	(102)
Indirect expenses	(487)	-	(487)	(451)	(1)	(452)
Operating profit	24	(7)	17	29	(9)	20

UK Corporate

£m

£m

£m

£m

£m

£m

Net interest income	473	26	499	533	27	560
Non-interest income	273	38	311	296	32	328
Direct expenses
- staff costs	(172)	(13)	(185)	(170)	(12)	(182)
- other costs	(66)	(8)	(74)	(40)	(6)	(46)
Impairment losses	(101)	1	(100)	(450)	-	(450)
Operating profit	277	44	321	44	41	85

£bn

£bn

£bn

£bn

£bn

£bn

Total assets	108.7	11.4	120.1	106.0	10.2	116.2
Loans and advances to customers - gross	105.4	11.3	116.7	102.4	10.2	112.6
Customer deposits	81.2	1.7	82.9	84.1	1.5	85.6
Risk weighted assets	81.6	4.6	86.2	85.1	4.4	89.5

Wealth

£m

£m

£m

£m

£m

£m

Net interest income	160	(2)	158	179	(3)	176
Non-interest income	112	(1)	111	113	(2)	111
Direct expenses
- staff costs	(90)	-	(90)	(79)	1	(78)
- other costs	(33)	-	(33)	(35)	1	(34)
Operating profit	97	(3)	94	121	(3)	118

£bn

£bn

£bn

£bn

£bn

£bn

Loans and advances to customers - gross	12.6	(0.3)	12.3	12.7	(0.3)	12.4
Customer deposits	35.3	(0.4)	34.9	35.7	(0.4)	35.3
Risk weighted assets	10.8	(0.2)	10.6	10.5	(0.2)	10.3

Appendix 5 - Revisions
(continued)

	Quarter ended 31 March 2009			Quarter ended 30 June 2009
	Previously reported

Adjustment

Revised

				Previously reported

Adjustment

Revised

Global Banking & Markets

£m

£m

£m

£m

£m

£m

Net interest income	848	(36)	812	712	(52)	660
Non-interest income	4,587	(60)	4,527	1,683	(33)	1,650
Direct expenses
- staff costs	(1,014)	13	(1,001)	(773)	11	(762)
- other costs	(306)	6	(300)	(233)	2	(231)
Impairment losses	(269)	-	(269)	32	(1)	31
Operating profit	3,653	(77)	3,576	1,220	(73)	1,147

£bn

£bn

£bn

£bn

£bn

£bn

Loans and advances (including banks)	217.9	(11.4)	206.5	166.4	(10.4)	156.0
Reverse repos	80.6	-	80.6	75.2	-	75.2
Securities	124.3	-	124.3	115.5	-	115.5
Cash and eligible bills	28.6	-	28.6	51.5	-	51.5
Other	43.1	-	43.1	46.3	(0.1)	46.2

Total third party assets (excluding derivatives mark to market)	494.5	(11.4)	483.1	454.9	(10.5)	444.4
Customer deposits (excluding repos)	83.1	(1.3)	81.8	66.0	(1.0)	65.0
Risk weighted assets	153.1	(4.5)	148.6	126.6	(4.2)	122.4

Global Transaction Services	£m	£m	£m	£m	£m	£m

Net interest income	220	-	220	226	(1)	225
Non-interest income	385	-	385	397	1	398
Direct expenses
- staff costs	(95)	-	(95)	(88)	1	(87)
- other costs	(35)	-	(35)	(37)	(1)	(38)
Operating profit	231	-	231	265	-	265

£bn

£bn

£bn

£bn

£bn

£bn

Total third party assets	20.9	0.2	21.1	19.7	(0.3)	19.4
Loans and advances	14.4	0.3	14.7	13.8	(0.3)	13.5
Customer deposits	58.2	0.1	58.3	54.0	-	54.0
Risk weighted assets	17.9	0.8	18.7	16.7	-	16.7

Central items

£m

£m

£m

£m

£m

£m

Operating profit	489	-	489	(314)	2	(312)

Appendix 5 - Revisions
(continued)

	Quarter ended 31 March 2009			Quarter ended 30 June 2009
	Previously reported	Adjustment	Revised	Previously reported	Adjustment	Revised
Non-Core	£m	£m	£m	£m	£m	£m

Net interest income	373	22	395	239	35	274
Non-interest income	(2,442)	24	(2,418)	(1,172)	4	(1,168)
Staff costs	(187)	(1)	(188)	(72)	1	(71)
Other costs	(371)	(1)	(372)	(358)	1	(357)
Impairment losses	(1,827)	(1)	(1,828)	(3,517)	1	(3,516)
Contribution	(4,631)	43	(4,588)	(5,017)	42	(4,975)

£bn

£bn

£bn

£bn

£bn

£bn

Total third party assets (including derivatives)	297.1	-	297.1	231.1	0.8	231.9
Loans and advances to customers - gross	183.1	-	183.1	166.3	(2.7)	163.6
Customer deposits	22.0	(0.1)	21.9	20.8	(7.4)	13.4
Risk weighted assets	164.4	(0.7)	163.7	164.0	0.1	164.1

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  06 November 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat